September 6, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	John Coleman, Mining Engineer Karl Hiller, Branch Chief

Re:	Hallador Energy Company Form 10-K for the Fiscal Year ended December 31, 2022 Filed March 16, 2023 File No. 001-34743

Dear Mr. Coleman:

On behalf of Hallador Energy Company (the “Company”), we are hereby responding to the letter, dated August 1, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed on March 16, 2023 (the “2022 Form 10-K”).

The Company has responded to all of the Staff’s comments by providing an explanation of the Company’s disclosures and by providing supplemental information as applicable. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the 2022 Form 10-K. The Company requests that it not be required to submit an amendment to the 2022 Form 10-K but, rather, that the Company address these disclosures in its next Form 10-K for the fiscal year ending December 31, 2023 (“2023 Form 10-K”), as provided below.

Form 10-K for the Fiscal Year ended December 31, 2022

Mining Properties, page 31

1.	We note that you have not provided various disclosures that are required by Item 101 and Item 102 of Regulation S-K under the Business heading on page 4, and the Properties heading on page 29, though have referred to Management's Discussion and Analysis for a discussion of these topics. However, the disclosures you provide on pages 30-42 do not appear to address all of the requirements pertaining to these sections of Form 10-K, which include Subpart 1300 of Regulation S-K, applicable via Instruction 3 to Item 102.

We expect that you will need to file an amendment to your annual report to resolve the concerns raised in the comments in this letter, regarding your business and mineral property disclosures, and will need to obtain and file an amendment to the Technical Report Summary to support your disclosures of mineral resources and reserves.

September 6, 2023

For example, Item 1303 of Regulation S-K describes the content required as summary disclosure pertaining to your mining properties, which should include a map that shows the locations of all of your mining properties, as indicated in Item 1303(b)(1), and the overview information outlined in Item 1303(b)(2). The summary disclosure should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures that are required by Item 1304 of Regulation S-K. The information required for the individual property disclosure are more extensive and detailed in comparison.

Please expand your disclosures to include and to differentiate between the summary and individual property disclosures to comply with the aforementioned guidance. Please position or reposition disclosures that are intended to be responsive to these requirements to a dedicated section of your filing, such as the Properties section on page 29, and similarly address the requirements of Item 101 of Regulation S-K.

Response: Having reviewed your concerns regarding the Company’s disclosures pursuant to Items 101 and 102 of Regulation S-K, we propose that the Company be permitted to address these issues in its 2023 Form 10-K by including the following information in Item 7 –

•	The Company will add a summary paragraph of all Mining Properties and references to Sections 1.1, 1.2, 1.6, 2.1, 3, 4, 5.1, 7.1, 8.1, 9, and 10 of the 2021 Technical Report Summary previously filed with the SEC as part of the Company’s Form 10-K for the fiscal year ended December 31, 2021 (EX-99.1) (the “2021 Technical Report Summary”) –

o	https://www.sec.gov/Archives/edgar/data/788965/000143774922007411/ex_349318.htm#a13.0;

•	The Company will include the map attached hereto of all Mining Properties (Attachment 1); and

•	The Company will relabel the heading of “Mining Properties” to “Individual Mining Properties.”

September 6, 2023

We believe these changes, references, and additions meet the information sought by your concerns above.

2.	Please expand your disclosures of the mineral reserve estimate to include the mineral price, cut-off grade, and metallurgical recovery factors utilized in preparing the estimate as required by Item 1304(d)(1) of Regulation S-K.

Response: We propose that the Company be permitted to address your concerns regarding the Company’s disclosure of mineral reserve estimates in its 2023 Form 10-K by including in Item 7 a reference to (and incorporating by reference) Section 6.3 of the 2021 Technical Report Summary, which provides the information sought.

3.	Please expand your disclosures to include a comparison of your mineral reserves as of the end of the most recent fiscal year and the end of the preceding fiscal year; this would generally entail a narrative having quantification of and an explanation for the net difference, to comply with Item 1304(e) of Regulation S-K.

Response: We propose that the Company be permitted to address these issues by including as an attachment to its 2023 Form 10-K the attached letter (Attachment 2) from its technical consultant the John T. Boyd Company (“Boyd”). The individuals at Boyd primarily responsible for this resource/reserve update letter are by virtue of their education, experience, and professional association considered Qualified Persons as defined in Subpart 1300 of Regulation S-K.

4.	The disclosures of mineralization under Other Properties on page 35, including the 1.0 million controlled saleable tons for the Ace in the Hole Mine #2, 0.3 million tons of low sulfur coal at Prosperity, and 1.7 million tons of salable coal with an additional 0.6 million available at Freelandville, do not include details that would ordinarily serve to clarify how the estimates are consistent with the definitions in Item 1300 of Regulation S-K.

Only estimates prepared by a qualified person meeting the definitions in Item 1300 of Regulation S-K should be disclosed. If you believe this criteria would apply, expand your disclosures to address the applicable requirements in Item 1303(b)(3) of Regulation S-K or if this criteria has not been met, these estimates should be removed.

Response: To address the concerns you raise regarding mineralization disclosures, we propose that the Company address these issues in its 2023 Form 10-K by revising the disclosures of mineralization under “Other Properties” on page 35 to remove the 1.0 million controlled saleable tons for the Ace in the Hole Mine #2, the 0.3 million tons of low sulfur coal at Prosperity, and the 1.7 million tons of saleable coal with an additional 0.6 million available at Freelandville.

5.	Please expand your disclosures to include the information required under Item 1305 of Regulation S-K, regarding internal controls used in your exploration and mineral resource and reserve estimation efforts.

Response: To address the concerns you raise regarding the disclosure of internal controls used in reserve estimates, we propose that the Company be permitted to address these issues in its 2023 Form 10-K by adding the following disclosure to Item 7:

September 6, 2023

Internal Controls Disclosure

The preparation of coal reserve and resource estimates is conducted by independent individuals who are by virtue of their education, experience and professional association considered qualified persons (as defined in SEC rules). Company personnel meet on an annual basis with the independent qualified person to provide updates to the reserve and resource estimates. Company personnel review the work of the qualified person to ensure such work is prepared in accordance with applicable rules and regulations and that the data and assumptions provided were properly applied to the final reserve and resource model. The Company’s engineering personnel ensure estimates are based on current mine plans, incorporate the most recent drilling and lab data, properly reflect changes in permitting status, consider known encumbrances, and are consistent with operating knowledge and expectations in terms of mining methods, recovery rates, minimum seam heights or maximum strip ratios, and saleable qualities.

An American National Standards Institute-certified third-party laboratory is utilized to support reserve and resource estimates. The laboratory follows standard sample preparation, security and environmental procedures. In addition, the Company’s qualified person performs independent data verification procedures to ensure data is of sufficient quantity and reliability to reasonably support the coal reserve and resource estimates.

Estimates of any mineral reserve and resources are always subject to a degree of uncertainty. The level of confidence that can be applied to a particular estimate is a function of, among other things, the amount, quality, and completeness of exploration data; geological complexity of the deposit; and economic, legal, social and environmental factors associated with mining the reserve/resource. The Company’s current coal reserves and resource estimates are based on the best information available and are subject to updates as conditions change. Also refer to Item 1A. Risk Factors for discussion of risks associated with the estimates of the Company’s reserves and resources.

Exhibits and Financial Statements, page 72

6.	We note that you filed a Technical Report Summary for the Oaktown Mining Complex with your 2021 annual report though have not identified an updated report or listed this report in your exhibit index for the 2022 annual report.

If you intend to rely upon this Technical Report Summary as support for your mineral property disclosures that include estimates of resources or reserves, this should be identified in your list of exhibits. However, under these circumstances it appears that you will need to obtain and file an amendment to the Technical Report Summary that includes additional information, as outlined in the remaining comments in this letter.

Response: As discussed above, the Company intends to rely upon the 2021 Technical Report Summary prepared by Boyd and additional information provided by Boyd as described below. The individuals at Boyd primarily responsible for the 2021 Technical Report and the additional information below are by virtue of their education, experience, and professional association considered Qualified Persons as defined in Subpart 1300 of Regulation S-K. Regarding your concerns on including additional information in the Technical Report Summary, please see the responses to your comments below.

September 6, 2023

7.	The Technical Report Summary referenced in the preceding comment does not include all of the content prescribed by Item 601(b)(96) of Regulation S-K and would therefore not adequately support your disclosures of mineral reserves and resources. Please consult with the qualified person involved in preparing that report to obtain and file a revised Technical Report Summary that includes all of the following information:

•	A detailed description of the commodity price and cut-off grade used, or minimum quality specifications where applicable, as referenced in Item 601(b)(96)(iii)(B)(12)(iii);

•	The commodity price projections indicated by Item 601(b)(96)(iii)(B)(16)(i);

•	The information pertaining to environmental compliance, permitting, and local individuals or groups outlined in Item 601(b)(96)(iii)(B)(17);

•	The capital and operating costs, having major components set out in tabular form, along with the associated level of accuracy as required by Item 601(b)(96)(iii)(18)(i);

•	The tax assumptions with the net present value presented on an after tax basis pursuant to Item (601)(b)(96)(iii)(B)(19)(i).

Response: The Company has consulted with Boyd, and provides the following response to the above request:

As the preparing qualified person firm, Boyd and the Company believe that the Technical Report Summary generally includes all of the content prescribed by Item 601(b)(96) of Regulation S-K.

•	With regards to commodity price and commodity price projections, Boyd and the Company believe the Technical Report Summary is responsive to both Items 601(b)(96)(iii)(B)(12)(iii) and 601(b)(96)(iii)(B)(16)(i) of Regulation S-K. We respectfully refer the Staff to Section 1.7.3, Figure 11.4, and Table 12.2 of the Technical Report Summary which provide, in various forms, the commodity prices used in the estimation of coal reserves for the Oaktown Mining Complex. Boyd and the Company believe that the commodity prices are supported by the information contained in Chapter 10 and the historical commodity prices provided in Section 11.2.

September 6, 2023

•	With regards to cut-off grade used, or minimum quality specifications, Boyd and the Company believe the Technical Report Summary is responsive to Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K. First, the primary focus is on defining the quality of the coal to be mined and the coal product being produced. This is provided in Technical Report Summary Sections 52.2, 52.3, 5.3, 6.3.2, Table 6.2, 6.3.4, 10.2, etc. As shown in the Technical Report Summary, there are not any grade cut-off criteria applied in our definition (estimation) of reserves, but our focus is on the marketability of the product being produced.

We respectfully refer the Staff to Sections 6.2.2 and 6.3.2 of the Technical Report Summary, which describes all of the applicable criteria utilized in the estimation of coal resources and reserves, respectively, for the Oaktown Mining Complex.

•	Boyd and the Company believe that Sections 1.8 and 3.5 and Chapter 13 of the Technical Report Summary are responsive to Item 601(b)(96)(iii)(B)(17) of Regulation S-K.

•	Boyd and the Company refer the Staff to Tables 12.3 and 12.4 of the Technical Report Summary, which provide forecasted operating and capital costs (including their major components) over the life of the mine, respectively. The level of accuracy associated with the forecasted capital and operating costs (±25%) is stated in Section 11.4 (page 11-4) of the Technical Report Summary.

•	Boyd and the Company believe that the Technical Report Summary is responsive to Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K in that the assumptions used in the economic analysis are those “applicable to the mineral project.” The Oaktown Mining Complex’s operating company, Sunrise Coal LLC (“Sunrise”), is a disregarded or pass-through entity. As such, it is not subject to federal and state income taxes. Therefore, Boyd and the Company believe it is appropriate that the economic cash flows associated with the coal reserves exclude federal and state incomes taxes; as such, Boyd has denoted the cash flows and derived NPVs as “Pre-tax” throughout the Technical Report Summary.

8.	The life-of-mine plan and project economics described in the Technical Report Summary referenced above appear to include materials that have not been classified as a mineral reserve. However, a prefeasibility study or feasibility study that is used to establish the economic viability of reserves, as referenced in Item 1302(e)(3) of Regulation S-K, should be based solely on materials that qualify as mineral reserves.

Please arrange to obtain and file a revised Technical Report Summary having a life-of-mine plan and project economics that are consistent with these requirements.

September 6, 2023

Response: The Company has consulted with Boyd, and provides the following response to the above request:

•	Boyd and the Company acknowledge that the Sunrise life-of-mine plan and project economics described in the Technical Report Summary include “uncontrolled mineral reserves” associated with small, isolated parcels of mineral rights within the mine plan area which are not currently controlled by Sunrise. Deferring the acquisition of uncontrolled coal tracts until needed for the normal progression of mining is a common practice among companies engaged in underground coal mining. As noted in the Technical Report Summary (pages 3-4 and 6-9), it is Boyd’s and the Company’s opinion that there is a reasonable expectation Sunrise will acquire the mineral rights to these parcels during the ordinary course of business, as it has demonstrated throughout the operation of the Oaktown Mining Complex. As clearly stated in the Technical Report Summary, the Oaktown Mining Complex utilizes room and pillar mining methods which provides Sunrise the ability to adjust mine plans in the unlikely event an uncontrolled coal tract cannot be acquired in the future (see Section 11.4). As shown in Table 12.5 (page 12-6), if Sunrise were unexpectedly forced to shorten the mine life to 10 years (versus the current 17-year LOM plan), the net present value of the Oaktown Mining Complex would only decrease by 9% (i.e., from $674 million to $614 million). Boyd and the Company respectfully submit that the life-of-mine plan and project economics described in the Technical Report Summary are reasonable, appropriate, and consistent with the requirements of Item 1302(e)(3) of Regulation S-K.

We believe we have addressed all concerns raised in your letter and the Company will meet all obligations and requirements of Regulation S-K with the changes and additions to its 2023 Form 10-K as discussed above. Please do not hesitate to contact Sean M. Ewen, Esq. of Willkie Farr & Gallagher LLP at (212) 728-8867 with any questions or comments regarding this letter.

Sincerely,

/s/ Willkie Farr & Gallagher LLP
Willkie Farr & Gallagher LLP

cc:	Lawrence Martin Hallador Energy Company

Attachment 1

Attachment 2

John T. Boyd Company
Mining and Geological Consultants

Chairman
James W. Boyd

President and CEO
John T. Boyd II

Managing Director and COO
Ronald L. Lewis

Vice Presidents
Robert J. Farmer
John L. Weiss
Michael F. Wick
William P. Wolf

Managing Director - Australia
Jacques G. Steenekamp

Managing Director - China
Jisheng (Jason) Han

Managing Director – South America
Carlos F. Barrera

Managing Director – Metals
Gregory B. Sparks

Pittsburgh
4000 Town Center Boulevard, Suite 300
Canonsburg, PA 15317
(724) 873-4400
(724) 873-4401 Fax
jtboydp@jtboyd.com

Denver
(303) 293-8988
jtboydd@jtboyd.com

Brisbane
61 7 3232-5000
jtboydau@jtboyd.com

Beijing
86 10 6500-5854
jtboydcn@jtboyd.com

Bogota
+57-3115382113
jtboydcol@jtboyd.com

www.jtboyd.com

February 10, 2023
File: 3467.006

Sunrise Coal, LLC.
1183 E. Canvasback Drive
Terre Haute, IN 47802

Attention: Mr. Todd Davis
Chief Accounting Officer

Mr. Scott McGuire
Corporate Engineering

Subject: Estimation of Sunrise Coal, LLC
2022 Year-End Reserves
Oaktown Mining Complex
Indiana and Illinois

Ladies and Gentleman:

This letter provides John T. Boyd Company's (BOYD) update of estimated coal reserves remaining as of December 31, 2022, at the Oaktown Mining Complex. BOYD is familiar with the Sunrise Coal, LLC (Sunrise) reserve holdings, having completed a Technical Report Summary (TRS) for the property, as of December 31, 2021. The reader is referred to the March 2022 TRS (BOYD Report No. 3467.002) for definitions and general resource and reserve procedures used by BOYD, as well as additional information pertaining to the subject property.

Sunrise believes, and BOYD concurs, that there are no material adjustments to the coal resources and reserve of the Oaktown Mining Complex necessitating the filing of an amended or revised TRS.

This resource/reserve summary update was prepared for Sunrise in support of their disclosure of coal resources and reserves for the Oaktown Mining Complex in accordance with

Messrs. Davis and McGuire
Sunrise Coal, LLC

February 10, 2023
Page 2

Subpart 1300 of the SEC's Regulation S-K (S-K 1300) and is intended to satisfy the requirements of §229.1304(e), Individual Property Disclosure:

> *Compare the property's mineral resources and mineral reserves as of the end of the last fiscal year with the mineral resources and mineral reserves as of the end of the preceding fiscal year and explain any material change between the two.*

Unless otherwise stated, coal resource and coal reserve estimates disclosed herein are completed in accordance with the standards and definitions provided by S-K 1300. It should be noted that BOYD considers the terms "mineral" and "coal" to be generally interchangeable within the relevant sections of S-K 1300.

Reserve Opinion

It is our professional opinion that as of December 31, 2022, Sunrise controlled 66.4 million tons of Proven and Probable Reserves at the Oaktown Mining Complex, located in Knox and Sullivan counties, Indiana, and Crawford and Lawrence counties, Illinois.

Year-Over-Year (YOY) Changes to Estimated Resources and Reserves

Summarized in the table below, the estimated total reportable coal reserves for the Oaktown Mining Complex as of December 31, 2021, were 71.4 million tons (per the TRS).

Oaktown Mining Complex - Summary of Coal Reserves as of December 31, 2021

			Average Product Quality (As Received Basis)				
			%				
Mine	Classification	Product Tons (millions)	Total Moisture	Sulfur	Ash	SO_2 (lbs/MMBtu)	Heating Value (Btu/lb)
Oaktown No. 1	Proven	40.1	13.0	3.5	7.4	6.0	11,519
	Probable	0.4	13.0	3.6	7.4	6.2	11,525
	Total	40.5	13.0	3.5	7.4	6.0	11,519
Oaktown No. 2	Proven	29.7	13.0	3.3	7.9	5.7	11,540
	Probable	1.1	13.0	3.2	8.0	5.6	11,520
	Total	30.9	13.0	3.3	7.9	5.6	11,540
Total - All Mines	Proven	69.8	13.0	3.4	7.6	5.9	11,528
	Probable	1.6	13.0	3.3	7.8	5.8	11,522
	Total	71.4	13.0	3.4	7.6	5.9	11,528

JOHN T. BOYD COMPANY

Messrs. Davis and McGuire
Sunrise Coal, LLC

February 10, 2023
Page 3

The estimated total reportable coal reserves for the Oaktown Mining Complex as of December 31, 2022, were 66.4 million tons, as summarized in the table below.

Oaktown Mining Complex - Summary of Coal Reserves as of December 31, 2022

			Average Product Quality (As Received Basis)				
			%				
Mine	Classification	Product Tons (millions)	Total Moisture	Sulfur	Ash	SO_2 (lbs/MMBtu)	Heating Value (Btu/lb)
Oaktown No. 1	Proven	36.2	13.0	3.5	7.4	6.1	11,522
	Probable	0.5	13.0	3.4	7.5	5.9	11,521
	Total	36.7	13.0	3.5	7.4	6.1	11,522
Oaktown No. 2	Proven	28.5	13.0	3.3	7.9	5.7	11,535
	Probable	1.1	13.0	3.2	8.0	5.6	11,520
	Total	29.7	13.0	3.3	7.9	5.7	11,534
Total - All Mines	Proven	64.7	13.0	3.4	7.6	5.9	11,528
	Probable	1.7	13.0	3.3	7.8	5.7	11,520
	Total	66.4	13.0	3.4	7.6	5.9	11,527

As shown, coal reserves of the Oaktown Mining Complex decreased by approximately 5 million product tons, or 7%, in 2022. As summarized in the table below, the YOY change is the result of: (1) ordinary mining production (depletion), and (2) mining lease acquisitions.

Oaktown Mining Complex - Year-Over-Year Changes in Coal Reserves

	Proven	Probable	Total
Oaktown No. 1			
Lease Acquisitions	-	0.1	0.1
Mining Production	(3.9)	-	(3.9)
Subtotal	(3.9)	0.1	(3.8)
Oaktown No. 2			
Lease Acquisitions	1.3	-	1.3
Mining Production	(2.5)	-	(2.5)
Subtotal	(1.2)	-	(1.2)
Total - All Mines			
Lease Acquisitions	1.3	0.1	1.4
Mining Production	(6.4)	-	(6.4)
Grand Total	(5.1)	0.1	(5.0)

There are no reportable coal resources excluding those converted to coal reserves for the Oaktown Mining Complex, as of December 31, 2022.

JOHN T. BOYD COMPANY

Messrs. Davis and McGuire
Sunrise Coal, LLC

February 10, 2023
Page 4

Report Qualifying Statements

Based on the work efforts conducted during our mineral resource/mineral reserve update, it is BOYD's opinion that the above reserve statement provides an estimate of the available controlled coal reserves that can reasonably be expected to be technically, legally, and economically extractable at the time of determination. The statements are therefore considered suitable and appropriate for public reporting.

Our update was performed to obtain reasonable assurance regarding Sunrise's latest reserve statements. We have relied on information provided by Sunrise regarding the property, as well as the 2022 TRS for the Oaktown Mining Complex. BOYD notes that nothing has come to our attention while preparing this resource/reserve estimate letter that would indicate the information provided to us is false or misleading, or that any material information has been withheld. Our methodology and practices applied in formulating this estimate are consistent with generally accepted mining geology and engineering practices. We believe our audit provides a reasonable basis for our opinion.

Estimates of any mineral resources and reserves are always subject to a degree of uncertainty. The level of confidence that can be applied to a particular estimate is a function of, among other things: the amount, quality, and completeness of exploration data; the geological complexity of the deposit; and economic, legal, social, and environmental factors associated with mining the resource/reserve. By assignment, BOYD used the definitions provided in S-K 1300 to describe the degree of uncertainty associated with the estimates reported herein.

Respectfully submitted,

JOHN T. BOYD COMPANY
By:

John T. Boyd II
President and CEO

Q:\ENG_WP\3467.006 Sunrise SEC 2022\WP\SunriseCoal_YE2022_Oaktown.docxc

JOHN T. BOYD COMPANY